[S&C letterhead]

June 7, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

    Washington, D.C. 20549

Attention:	Amanda Ravitz Assistant Director

Re:	FI CBM Holdings N.V. Registration Statement on Form F-4 Filed on May 14, 2013	CNH Global N.V. Schedule 13E-3 Filed May 14, 2013

Dear Ms. Ravitz:

On behalf of FI CBM Holdings N.V. (“DutchCo”), we are writing in connection with the above-referenced registration statement on Form F-4 (the “Registration Statement”) and the transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) that were each filed on May 14, 2013. Concurrently with the submission of this letter, DutchCo is filing amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) and CNH Global N.V. (“CNH”), DutchCo, Fiat Industrial S.p.A. (“Fiat Industrial”) and Exor S.p.A., are filing amendment No. 2 to the Schedule 13E-3 (“Amended Schedule 13E-3”) reflecting changes being made in response to the Staff’s comments and other updates made to the information in the intervening period.

The Amended Registration Statement reflects, in particular, comments of the Staff in the course of telephone conversations between May 31 and June 6, 2013. In response to the Staff comments, DutchCo has included on page 242 of the Amended Registration Statement the information regarding the citizenship of the directors and executive officers of CNH and on pages 250 to 268 of the Amended Registration Statement added information regarding the business, directors and executive officers of Exor and Giovanni Agnelli & C. S.a.p.az. Furthermore, DutchCo has changed the disclosure on page 270 of the Amended Registration

Securities and Exchange Commission

June 7, 2013

Statement and included Exhibit 23.9 as set forth in our letter of June 3, 2013. The Amended Registration Statement also includes a revised Exhibit 5.1 opinion. Freshfields Bruckhaus Deringer LLP (“Freshfields”) advised DutchCo that the form of the governing law clause included in Clause 6 of the revised form of Exhibit 5 opinion has been discussed with and agreed to by the Staff in connection with the Dutch law opinion to be provided by Freshfields and included as an exhibit to a registration statement filed recently by another issuer.

Distribution of the prospectus included in the Amended Registration Statement will commence later today.

As soon as the Staff is in a position to confirm that all comments have been resolved, DutchCo intends to request acceleration of the effective date of the Registration Statement.

*    *    *

Five (5) hard copies of the Amended Registration Statement are being delivered to you by hand to facilitate the Staff’s review of the Amended Registration Statement.

Any questions or comments with respect to the Draft Registration Statement and the Amended Draft Registration Statement may be communicated to the undersigned at (212) 558-3109 or by email (millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to Scott D. Miller by email and facsimile (212-291-9101) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller

cc:	Julie Sherman
Gary Todd
Louis Rambo
Mary Beth Breslin
David Orlic
(Securities and Exchange Commission)

Pablo Di Si
(FI CBM Holdings N.V.)

Roberto Russo
(Fiat Industrial S.p.A.)

Michael Going
(CNH Global N.V.)